SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO § 240.13d-2

(Amendment No. 1)*

Valens Semiconductor Ltd.
(Name of Issuer)

Ordinary Shares, no par value
(Title of Class of Securities)

M9607U 115
(CUSIP Number)

December 31, 2022
(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M9607U 115	13G/A	Page 2 of 8 Pages
1	NAME OF REPORTING PERSONS Genesis Partners III L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 10,895,137
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 10,895,137
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,895,137
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 10.96%(1)
12	TYPE OF REPORTING PERSON PN

(1)
Based on 99,438,211ordinary shares issued and outstanding of as of October 3, 2022, as described in the Issuer’s Proxy Statement for its Annual General Meeting of Shareholders, attached as Exhibit 99.1 to its Report of Foreign Private Issuer on Form 6-K, as furnished to the U.S. Securities and Exchange Commission on October 3, 2022).

CUSIP No. M9607U 115	13G/A	Page 2 of 8 Pages
1	NAME OF REPORTING PERSONS Valens S.P.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,354,825
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,354,825
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,354,825
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.36%(1)
12	TYPE OF REPORTING PERSON PN

(1)
Based on 99,438,211 ordinary shares issued and outstanding of as of October 3, 2022, as described in the Issuer’s Proxy Statement for its Annual General Meeting of Shareholders, attached as Exhibit 99.1 to its Report of Foreign Private Issuer on Form 6-K, as furnished to the U.S. Securities and Exchange Commission on October 3, 2022).

CUSIP No. M9607U 115	13G/A	Page 2 of 8 Pages
1	NAME OF REPORTING PERSONS Eyal Kishon
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 12,249,962
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 12,249,962
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,249,962
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 12.32%(2)
12	TYPE OF REPORTING PERSON IN

(1)
Eyal Kishon is a General Partner of Genesis Partners III L.P. and may be deemed to share voting and dispositive power of the 10,895,137 ordinary shares held by Genesis Partners III L.P. In addition, Mr. Kishon is a General Partner of Valens S.P.V. and may be deemed to share voting and dispositive power of the 1,354,825 shares held by Valens S.P.V. Mr. Kishon disclaims beneficial ownership over the shares beneficially owned by Genesis Partners III L.P. and Valens S.P.V. except to the extent of his pecuniary interest therein.

(2)
Based on 99,438,211 ordinary shares issued and outstanding of as of October 3, 2022, as described in the Issuer’s Proxy Statement for its Annual General Meeting of Shareholders, attached as Exhibit 99.1 to its Report of Foreign Private Issuer on Form 6-K, as furnished to the U.S. Securities and Exchange Commission on October 3, 2022).

Item 1(a)	Name of Issuer:

Valens Semiconductor Ltd. (the “Issuer”)

Item 1(b)	Address of Issuer’s Principal Executive Offices:

8 Hanagar St. POB 7152, Hod Hasharon 4501309, Israel.

Item 2(a)	Name of Person Filing:

The following entities and individual, listed in (i)-(iii) below, who are filing this Statement of Beneficial Ownership on Schedule 13G (this “Statement”), are referred to herein collectively as the “Reporting Persons”:

(i)	Genesis Partners III L.P. (“Genesis III”)
(ii)	Valens S.P.V. (“SPV”)
(iii)	Eyal Kishon (the “Reporting Individual”)

Genesis III and SPV directly hold the securities of the Issuer that are reported in this Statement. Genesis III is controlled by the Reporting Individual, who is the General Partner of Genesis III. In addition, the Reporting Individual is a General Partner of SPV. Therefore, the Reporting Individual possesses ultimate voting and investment authority with respect to the securities of the Issuer beneficially owned by the Reporting Persons.

Item 2(b)	Address or Principal Business Office or, if none, Residence:

13 Basel Street, Herzliya, 4666013, Israel.

Item 2(c)	Citizenship:

The citizenship or state of organization, as applicable, of each Reporting Person is as follows:

(i)	Genesis III— Israel
(ii)	SPV— Israel
(iii)	Reporting Individual— Israel

Item 2(d)	Title of Class of Securities:

Ordinary Shares, no par value

Item 2(e)	CUSIP Number:

M9607U 115

Item 3	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is:

Not applicable.

Item 4	Ownership.

See items 5-11 of the cover pages hereto for beneficial ownership, percentage of class and dispositive power of the Reporting Persons, which are incorporated by reference herein.

Item 5	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐

Item 6	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8	Identification and Classification of Members of the Group.

Not applicable.

Item 9	Notice of Dissolution of Group.

Not applicable.

Item 10	Certifications.

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2023

GENESIS PARTNERS III L.P

	By:	/s/ Eyal Kishon
	Name:	Eyal Kishon
	Title:	General Partner

VALENS S.P.V.

	By:	/s/ Eyal Kishon
	Name:	Eyal Kishon
	Title:	General Partner

/s/ Eyal Kishon
Eyal Kishon

EXHIBITS

Exhibit 1 – Joint Filing Agreement pursuant to Rule 13d-1(k)(1)